Exhibit 99.4

Financial Statements of Tecnoenergy
SRL as at December 31, 2012
(Audited) And as at June 30, 2013
(Unaudited)

Tecnoenergy SRL
Financial Statements as at June 30, 2013

Independent Auditors’ Report

The Board of Directors
Tecnoenergy SRL

We have audited the accompanying statement of financial position of Tecnoenergy SRL (hereinafter the "Company") as of December 31, 2012, and the related statement of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2012 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”); this includes the fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Qualification

As discussed in Note 2(A) to the financial statements, the Company has not presented prior period comparatives because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X. In our opinion, disclosure of comparatives is required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Opinion

In our opinion, except of as mentioned above, the financial statements referred to above present fairly in all material respects, the financial position of Tecnoenergy SRL as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
December 25, 2013

Tecnoenergy SRL
Statements of Financial position as at

			Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
		June 30	June 30	December 31	December 31
		2013	2013	2012	2012
	Note	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands
		Unaudited		Audited
Assets

Current assets:

Cash and cash equivalents		14	18	50	65
Restricted cash		10	13	10	13
Trade receivables		93	121	20	26
Other receivables and prepaid expenses	3	606	790	450	587
		723	942	530	691
Non-current assets

Property, plant and equipment	4	15,132	19,740	15,490	20,207
		15,132	19,740	15,490	20,207

Total assets		15,855	20,682	16,020	20,898

Liabilities and Equity

Current liabilities

Accounts payable		28	37	27	35
Accrued expenses and other payables	5	96	124	113	148
Loans to Related Parties	7	15,655	20,422	15,495	20,213
		15,779	20,583	15,635	20,396
Non-current liabilities

Other long-term liabilities		105	137	105	137
		105	137	105	137

Total liabilities		15,884	20,720	15,740	20,533

Equity
Share capital		10	13	10	13
Retained Earnings (Accumulated deficit)		(39)	(51)	270	352
Total equity		(29)	(38)	280	365

Total liabilities and equity		15,855	20,682	16,020	20,898

The accompanying notes are an integral part of the financial statements.

Tecnoenergy SRL
Statement of Comprehensive Income (Loss)

				Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
			For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
			2013	2013	2012	2012	2012
			Unaudited		Audited		Unaudited
	Note		Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
Revenues			997	1,301	2,444	3,188	1,337
Operating expenses			207	270	299	390	142
Depreciation expenses	8	B	397	518	792	1,033	396
Gross profit			393	513	1,353	1,765	799

General and administrative expenses	8	C	50	65	113	147	54
Operating Profit			343	448	1,240	1,618	745

Financing expenses	8	A	(637)	(831)	(1,344)	(1,754)	(672)

Profit (loss) before taxes on income			(294)	(383)	(104)	(136)	73

Tax on income	9		15	20	44	57	59

Net profit (loss) for the period			(309)	(403)	(148)	(193)	14

Tecnoenergy SRL
Statements of Changes in Equity

				Convenience translation into US Dollars (Note 2 C3)
	Euro in thousands			US$ in thousands
	Share	Accumulated Deficit/
	capital	Retained Earning	Total	Total
Balance as at
January 1, 2013 (audited)	10	270	280	365
Loss for the period	-	(309)	(309)	(403)

Balance as at
June 30, 2013 (unaudited)	10	(39)	(29)	(38)

Balance as at
January 1, 2012 (audited)	10	418	428	558
Loss for the year	-	(148)	(148)	(193)

Balance as at
December 31, 2012 (audited)	10	270	280	365

Balance as at
January 1, 2012	10	418	428	558
Profit for the period	-	14	14	18

Balance as at
June 30, 2012 (unaudited)	10	432	442	576

The accompanying notes are an integral part of the financial statements.

Tecnoenergy SRL
Statement of Cash Flows

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
	2013	2013	2012	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
	Unaudited		Audited		Unaudited
Cash flows from operating activities
Net Profit (loss)	(309)	(403)	(148)	(193)	14

Adjustments for:

Depreciation	397	518	792	1,033	396
Decrease (increase) in trade receivables	(73)	(95)	5	7	(42)
Decrease (increase) in other receivable and prepaid expenses	(156)	(204)	17	22	(74)
Increase (decrease) in trade payables	1	1	(105)	(137)	(89)
Decrease in payables and accrued expenses	(32)	(42)	(179)	(234)	(148)
Taxes on income	15	20	44	57	59
Interest on loans from related parties	636	830	1,343	1,752	672

Net cash provided by (used in) operating activities	479	625	1,769	2,307	788

Cash flows from investing activities:

Purchase of property and equipment	(39)	(51)	(39)	(51)	(39)
Investment in restricted cash	-	-	(10)	(13)	-

Net cash used in investing activities	(39)	(51)	(49)	(64)	(39)

Cash flows from financing activities:
Repayment of intercompany loan	(476)	(621)	(1,789)	(2,334)	(795)

Net cash generated from financing activities	(476)	(621)	(1,789)	(2,334)	(795)

Decrease in cash and cash equivalents	(36)	(47)	(69)	(91)	(46)
Cash and cash equivalents at the beginning of period	50	65	119	156	119

Cash and cash equivalents at the end of the period	14	18	50	65	73

The accompanying notes are an integral part of the financial statements.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 1 – General

A.
Tecnoenergy S.R.L (hereinafter - the "Company" or "Tecnoenergy ") is an Italian Company that owns and operates a photovoltaic plant with fixed technology of approximately 6 MV nominal capacity in the Veneto Region, Italy (Northern Italy). As of December 31, 2012 the Company was wholly owned by Solibra Solar Solutions GMBH. On June 26, 2013 Solibra Solar Solutions GMBH consummated the sale of its holdings and as of June 30, 2013 Ellomay Capital Ltd. is the ultimate beneficial owner of the Company through its wholly owned subsidiary Ellomay Luxembourg Holdings S.a.r.l ("Ellomay Luxembourg").

B.	Definitions:

In these financial statements:

IFRS - Standards and interpretations that were adopted by the International Accounting Standards Board ("IASB") and which include International Financial Reporting Standards and International Accounting Standards ("IAS") along with the interpretations to these standards of the International Financial Reporting Interpretations Committee ("IFRIC") or interpretations of the Standing Interpretations Committee ("SIC"), respectively.

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Note 2 – Significant Accounting Policies

A.           Basis of preparation of the financial statements

1.
The financial statements of the Company as of June 30, 2013 and as of December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. The Company does not present comparable figures as required under IFRS. Such Comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X.

2.	The company adopted IFRS for the first time in 2012. There are no material differences between Italian GAAP and IFRS.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate.

In preparing this interim financial report significant judgment made by management as required under IAS 34.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency

1.
These financial statements are presented in Euro which is the Company's functional currency, and have been rounded to the nearest thousand. The Euro is the currency that represents the principal economic environment in which the Company operates.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.
For the convenience of the reader, the reported Euro figures as of and for the year ended December 31, 2012 and as of and for the six month period ended June 30, 2013 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as of June 28, 2013 (Euro 1 = U.S. Dollar 1.305). The U.S. Dollar (hereinafter—$) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

D.           Cash and cash equivalents

Cash and cash equivalents are comprised of cash at hand, and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, that are redeemable on demand without penalty and that form part of the Company's cash management. Cash and cash equivalents value is as provided by bank statements and due to the short maturity approximates the fair value.

E.           Property, plant and equipment

(1)           Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

Project licenses for 21 years are included in the cost of photovoltaic plants.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 2 - Significant Accounting Policies (cont’d)

E.	Property, plant and equipment (cont’d)

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, as this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful life of Photovoltaic plants in Italy is 21 years.

Depreciation methods and, useful life are reviewed at each financial year-end and adjusted if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

F.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 2 - Significant Accounting Policies (cont’d)

G.           Revenue recognition

Revenue is measured according to the fair value of the consideration that was received and/or the consideration the Company is entitled to receive from the sale of electricity in the ordinary course of business.

Revenues from the sale of electricity are recognized when the units of power produced are transferred to the power company at connection points on the basis of a counter reading.

Seasonality:
Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

H.           Income tax

Income tax comprises of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of comprehensive income (loss) except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

Deferred income taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions.

Temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "tax benefit (taxes on income)".

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

I.             Financial income and expenses

Financial income includes interest income on bank deposits, exchange rate differences. Interest income is recognized as it accrues in profit or loss.

Financial expenses include bank charges and exchange rate differences.

Gains and losses on exchange rate differences are reported on a net basis.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 2 - Significant Accounting Policies (cont’d)

J.             Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

Note 3 - Other Receivables and Prepaid Expenses

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	June 30	June 30	December 31	December 31
	2013	2013	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands
	Unaudited		Audited
Government authorities	22	29	82	107
Income receivable	435	567	241	314
Deferred tax	128	167	127	166
Advance tax payment net of tax provision	21	27	-	-

	606	790	450	587

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 4 - Property, Plant and Equipment

		Convenience translation into US Dollars (Note 2 C3)
	Photovoltaic	Photovoltaic
	Plants	Plants
	Euro in thousands	US$ in thousands
Cost
Balance as at January 1, 2012 (audited)	16,332	21,305
Additions	39	51
Balance as at December 31, 2012 (audited)	16,371	21,356

Balance as at January 1, 2013(audited)	16,371	21,356
Additions	39	51
Balance as at June 30, 2013 (unaudited)	16,410	21,407
Depreciation
Balance as at January 1, 2012 (audited)	89	116
Depreciation for the year	792	1,033
Balance as at December 31, 2012 (audited)	881	1,149

Balance as at January 1, 2013 (audited)	881	1,149
Depreciation for the year	397	518
Balance as at June 30, 2013 (unaudited)	1,278	1,667

Carrying amounts
As at December 31, 2012 (audited)	15,490	20,207
As at June 30, 2013 (unaudited)	15,132	19,740

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 5 - Accrued Expenses and Other Payables

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	June 30	June 30	December 31	December 31
	2013	2013	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands
	Unaudited		Audited
Government authorities	41	52	-	-
Accrued expenses	55	72	65	85
Tax provision net of Advance tax payment	-	-	48	63

	96	124	113	148

Note 6 - Commitments and Contingent Liabilities

A.	The PV Plant is operated under an Operation and Maintenance Agreement (an "O&M Agreement"), which governs the operation and maintenance of the photovoltaic plant by the respective Contractor.

B.	The PV Plant has a number of ancillary agreements, including:

*
Standard "incentive agreements" with Gestoredei Servizi Elettrici ("GSE"), Italy's energy regulation agency responsible, inter-alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. The incentive agreement had entered into prior to connection of the EPC Project to the Italian national grid. Under such agreement, it is anticipated that GSE will grant the applicable feed-in tariff governing the purchase of electricity.

*	One or more "power purchase agreements" with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof.

*
One or more "interconnection agreements" with the Enel Distribuzione S.p.A ("ENEL"), the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 6 - Commitments and Contingent Liabilities (cont’d)

C.	Legal proceedings:

The permit granted to Tecnoenergy was the object of a claim filed on November 2, 2010 before the administrative Court of the Veneto region by Federazione Coldiretti del Veneto (i.e. a farmer organization, hereinafter “Coldiretti”) and the owner of a land neighboring to the Veneto Plants. The plaintiffs claimed that the permit was issued in breach of the laws regulating the right to build PV plants on agricultural lands thus making the permit illegitimate. A similar claim filed by Coldiretti against another plant built in the same area was dismissed by the administrative Court. Coldiretti has recently waived his claims against Tecnoenergy's permit, and therefore the pending proceedings against Tecnoenergy are in the final stages of the formal renunciation process.

Note 7 - Transactions and Balances with Related Parties

As of June 26, 2013, ("Closing Date") the date on which the Company was acquired by Ellomay Luxembourg, the balance referred to a loan from Solibra GMBH, of approximately 15.7 million Euros. The interest rate applied to such loan was Euro Libor 12 months + 8%. The maturity date of the loan is on demand. Following the Closing Date, the loan was transformed into shareholders’ loan towards Ellomay Luxembourg bearing an interest rate of 6 months Euro Libor + 5.15%. The loan agreement is for 5 years; however, it can be repaid on demand of Ellomay Luxembourg.

The Operation and Maintenance Contractor of Soleco is Solibra System Montage GmbH ("Solibra Montage"). As of December 31, 2012 and until June 26, 2013, Solibra Montage was a sister company of Tecnoenergy.

Note 8 - Details to the Statements of Comprehensive Income (Loss)

A.           Financing income and expenses:

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
	2013	2013	2012	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
	Unaudited		Audited		Unaudited
Interest on loans from related parties	636	830	1,343	1,752	672
Bank charges and other commissions	1	1	1	2	-
Total financing expenses	637	831	1,344	1,754	672

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 8 - Details to the Statements of Comprehensive Income (Loss) (cont’d)

B.           Operating Costs

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
	2013	2013	2012	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
	Unaudited		Audited		Unaudited
Depreciation	397	518	792	1,033	396
Operating and maintenance services	146	191	176	230	88
Insurance	20	26	48	63	24
Other	41	53	75	97	30
Total operating costs	604	788	1,091	1,423	538

C.           General and administrative expenses

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
	2013	2013	2012	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
	Unaudited		Audited		Unaudited
Professional services	49	64	106	138	54
Other	1	1	7	9	-
Total general and administrative expenses	50	65	113	147	54

Tecnoenergy SRL
Notes to the Financial Statements as at June 30, 2013

Note 9 - Taxes on Income

A.           Italian taxation

Corporate tax structure:

A corporate income tax (IRES) is payable by all resident companies on income from any source, whether earned in Italy or abroad at the rate of 27.5%. Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate of 3.90%.

B.           Composition of tax on income:

In 2012 the company recorded deferred tax income in the amount of 127 thousand Euros and an amount of 166 thousand dollars as a result of temporary differences.

C.           Theoretical tax:

Statutory rate applied to corporations in Italy and the actual tax expense, is as follows:

		Convenience translation into US Dollars (Note 2 C3)		Convenience translation into US Dollars (Note 2 C3)
	For the six months ended June 30	For the six months ended June 30	For the year ended December 31	For the year ended December 31	For the six months ended June 30
	2013	2013	2012	2012	2012
	Euro in thousands	US$ in thousands	Euro in thousands	US$ in thousands	Euro in thousands
	Unaudited		Audited		Unaudited
Profit (loss) before taxes on income	(294)	(383)	(104)	(136)	73
Primary tax rate of the Company	31.4%	31.4%	31.4%	31.4%	31.4%
Theoretical tax benefit	(92)	(120)	(33)	(43)	23

Unrecognized tax losses (profit)	107	140	77	100	36

Actual tax expenses	15	20	44	57	59